02046861

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002

DEUTSCHE BANK CORPORATION
(Translation of Registrant's Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

Share buy-back program launched

Deutsche Bank's Board of Managing Directors has decided to launch a share buy-back program, thereby utilizing the renewed authorization given by the Annual General Meeting on May 22. In particular, the bank plans to make use of its legal capacity governed by the German Joint Stock Corporation Act *(Aktiengesetz)* and repurchase up to 62 million shares (i.e. 10 percent of the total number of shares issued) before the authorization expires in September 2003.

The program will be executed through open market transactions and derivative instruments and will be based in principle on a systematic approach. The program volume will be funded by capital gains stemming from the sale of industrial holdings. The major part is earmarked for reduction of share capital. A smaller part will be repurchased for delivery to employees as part of the bank's equity compensation program, thus avoiding dilution.

Deutsche Bank will carefully manage all buy-back activities under this program to maintain the Group's target core capital ratio in excess of 8 percent.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: July 25, 2002

By: [signature]
Name: Mathias Otto
Title: Senior Counsel

By: [signature]
Name: Rainer Rauleder
Title: Managing Director